THE MARCUS CORPORATION
100 East Wisconsin Avenue, Suite 1900
Milwaukee, Wisconsin 53202

October 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Janice Adeloye

Re:	The Marcus Corporation

Registration Statement on Form S-3 (Registration No. 333-260154)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, The Marcus Corporation, hereby requests that the above-referenced Registration Statement be declared effective at 11:00 a.m., Eastern Time, on October 19, 2021, or as soon as practicable thereafter.

Very truly yours,

THE MARCUS CORPORATION

By:	/s/Douglas A, Neis
Douglas A. Neis
Chief Financial Officer and Treasurer